THIS DOCUMENT IS A COPY OF THE FORM 11-K FILED ON JUNE 30, 2005 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------



                                    Form 11-K


(Mark One)

[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 2004

                                       OR



[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from ___________ to _________

                                  ------------


                           Commission File No. 1-14161

                                  ------------


                                 KeySpan Energy
                         401(k) Plan For Union Employees
                            (Full title of the Plan)


                               KeySpan Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                              One MetroTech Center

                             Brooklyn, NY 11201-3385

                     (Address of principal executive office)

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                    Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                              1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 2004 and 2003                                      2

   Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2004                        3

   Notes to Financial Statements                                                                                   4-11

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
      as of December 31, 2004                                                                                       12

   Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions
      for the Year Ended December 31, 2004                                                                          13

   Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions
      for the Year Ended December 31, 2004                                                                          14



SIGNATURES                                                                                                          15

EXHIBIT INDEX:

    Consent of Independent Registered Public Accounting Firm                                                        16



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Investment Review Committee and Participants of KeySpan Corporation:

We have audited the accompanying statements of assets available for benefits of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004 (2) reportable transactions for the year ended December 31, 2004 (3) delinquent participant contributions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York

June 29, 2005

KEYSPAN ENERGY 401(K) PLAN FOR UNION EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------------------------------------------------------
                                                                          2004                                     2003
ASSETS:
   Participant directed investments                                     $ 484,044,168                            $ 423,601,260
   Nonparticipant directed investments                                    107,460,796                               94,876,360
                                                      --------------------------------         --------------------------------
                  Total investments                                       591,504,964                              518,477,620
                                                      --------------------------------         --------------------------------

RECEIVABLES:
   Participant contributions                                                  550,273                                  471,397
   Employer contributions                                                      50,729                                   46,263
                                                      --------------------------------         --------------------------------
                  Total receivables                                           601,002                                  517,660
                                                      --------------------------------         --------------------------------

ASSETS AVAILABLE FOR BENEFITS                                           $ 592,105,966                            $ 518,995,280
                                                      ================================         ================================



See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------------------------------

ADDITIONS TO ASSETS ATTRIBUTED TO:                                2004

Net investment income:
Net appreciation on investments                                   $ 42,202,444
Interest and dividends                                              16,133,037
                                                               ----------------
Net Investment Income                                               58,335,481
                                                               ----------------

Contributions:
Participants                                                        34,085,075
Employer                                                             3,272,017
Rollovers                                                              306,971
                                                               ----------------
Total Contributions                                                 37,664,063
                                                               ----------------

Total Additions                                                     95,999,544

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants                                      (21,075,633)
Plan administration fees                                               (19,000)
Net assets transferred out to the Management Plan                   (1,794,225)
                                                               ----------------
              Total Deductions                                     (22,888,858)

INCREASE IN ASSETS                                                  73,110,686

Assets Available for benefits:
Beginning of Year                                                  518,995,280
                                                               ----------------

End of Year                                                      $ 592,105,966
                                                               ================



See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

The following description of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan"), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its wholly-owned subsidiaries to become participants of the Plan. All employees are eligible to participate in the Plan immediately upon hire. The recordkeeper, custodian and the trustee of the Plan is the Vanguard Fiduciary Trust Company (the "Vanguard Group" or "Vanguard"). The Plan is a defined contribution plan and is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Amendments - On September 30, 1999, the Board of Directors of the Company approved the amendment and restatement of the Plan. As a result, the assets of the participants of the former Long Island Lighting Company Capital Accumulation Plan for Union Employees were merged with the Plan.

The Investment Review Committee (the "Committee"), at the meeting held on September 20, 2000, approved the merger of the Eastern Enterprises, Colonial Gas and EnergyNorth 401(k) Plans with the Plan, effective as soon as practicable, following the date of acquisition.

On April 11, 2001, the Committee approved the new Participating Employer List resulting from KeySpan's holding company structure and the acquisition of Eastern Enterprises.

Effective January 1, 2002, the Committee approved the following: 1) increase the maximum amount that participants can contribute in accordance with Internal Revenue Service ("IRS") regulations ($11,000 for 2002, increasing by $1,000 each year until 2006); 2) increase the contribution limit to 50% of compensation, up to the IRS maximum limit; 3) reduce the hardship withdrawal waiting period from 12 months to 6 months; and 4) a new Employee Stock Ownership Plan be created within the 401(k), which allows participants in the Plan to choose to reinvest their dividends in Company Common Stock or to receive the dividends in cash.

On July 2, 2002, KeySpan sold one of its subsidiaries, Midland Enterprises LLC, to Ingram Industries, Inc. Employees under this subsidiary were not eligible to participate in the Plan as of the date of the sale.

Effective January 1, 2003, the Committee approved catch-up contributions for employees age 50 and over.

Effective January 1, 2003, the match for KeySpan Home Energy Services Local 1049 changed from $0 to 1/3 of the first $30 of weekly contributions and a 10% discount on the purchase of Company Common Stock.

Effective January 1, 2004, the match for Ravenswood Local 1-2 Members was changed from 1/3 of the first $30 to 1/3 of the first $45 of weekly contributions.

Effective June 1, 2004, KeySpan Energy Delivery New England Local 12012-03 members hired after April 15, 1993 will be given a match of $0.50 on each $1.00 that the employee contributes to the Plan, up to a maximum employee contribution of 7%.

On December 14, 2004, the Committee approved reducing the involuntary cash-out threshold from $5,000 to $1,000 effective March 1, 2005.

Contributions - All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 50% (in multiples of 1%) and contributed to the Plan on the participants' behalf by the Company. Compensation may not be reduced by an amount greater than the limitation imposed by Section 402(g) of the Internal Revenue Code. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

All employees who are eligible pursuant to their collective bargaining agreement and contributing to the Plan will receive employer contributions and a 10% discount on the KeySpan Common Stock Fund ("Company Common Stock") on the first of the month following completion of twelve months of service. Additionally, all eligible employees will receive matching contributions in Company Common Stock regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are members of the Committee. The
Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

Rollover Contributions - If a participant of the Plan receives a lump sum distribution from a qualified savings or profit sharing plan of a previous employer or plan, a "rollover" contribution by the participant of the amount of the lump-sum distribution may be made to the Plan.

Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account as provided in the Plan Document.

Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company, (ii) the participant's retirement from the Company at age fifty-five or older or (iii) the death of the participant (iv) the disability of the participant if the participant is receiving disability benefits under Title II of the Social Security Act. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any earnings thereon into a forfeiture account, which is maintained by Vanguard.

On December 31, 2004 and 2003, forfeited non-vested accounts totaled $23,670 and $30,709 respectively. These accounts will be used to reduce future employer contributions and pay Plan administration expenses. During the year ended December 31, 2004, employer contributions were reduced by $112 from forfeited non-vested accounts.

Effective with the date of acquisition, an employee who was a participant of Eastern Enterprises, Colonial Gas and EnergyNorth (and all subsidiaries of the aforementioned companies that participate in the Plan) will be 100% vested in matching contributions made on the participant's behalf, including discount on Company Common Stock and discount on dividends attributable to such stock. An employee who was hired after this date will be subject to the current KeySpan vesting schedule.

Investments - All employees who are eligible pursuant to their collective bargaining agreement have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following Funds, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Mid-Cap Index Fund, and American Funds Growth Fund of America, Class R-5. Participants should refer to the applicable Fund's prospectus for a complete description of the Fund.

On May 21, 2004, The Committee approved the removal of Vanguard U.S. Growth Fund, the addition of American Funds Growth Fund of America, Class R-5 ("American Funds Growth Fund") and the Vanguard Mid-Cap Index Fund. Beginning August 20, 2004, no new contributions or transfers into Vanguard U.S. Growth were permitted. Participant contribution allocations to Vanguard U.S. Growth were redirected to American Funds Growth Fund. Participants were given 90 days to transfer their Vanguard U.S. Growth balances into other funds in the Plan otherwise all remaining balances would automatically be transferred to American Funds Growth Fund.

On November 19, 2004, remaining Vanguard U.S. Growth balances of $5,435,792 were mapped to American Funds Growth Fund.

The Vanguard Mid-Cap Index was added as an investment option to the Plan to complement the existing fund line-up.

Liquidation of the Preferred Stock Fund - During 2004, in an effort to allow participants greater investment flexibility, the Preferred Stock Fund was liquidated. Proceeds paid to participants were transferred from the Preferred Stock Fund to the Vanguard Retirement Savings Trust. The funds were immediately eligible to be transferred to other funds in the Plan.

On June 30, 2004, KeySpan's Board of Directors authorized the redemption of all of the outstanding shares of Preferred Stock Series A partially held by the Plan in the Preferred Stock Fund.

On July 29, 2004, the Preferred Stock Fund was liquidated. At the time of redemption, 4,157 participants held 51,154 shares. Each participant who held shares of the preferred stock received the par value of $100 per share plus a 2% premium for a total of $102 per share. The total redemption amount was $5,217,742, which included a premium of $102,308 . KeySpan paid accrued dividends through July 29, 2004 of $127,031 ($2.4833 per share).

Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (the prime rate at the time the loan is requested). Currently, participants may also amortize a loan for the purchase of their primary residence over a fifteen-year period, which bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

Payment of Benefits - Upon termination of service, a participant or eligible beneficiary whose account balance is greater than $5,000, may elect to leave their balance in the Plan, receive a lump-sum amount equal to the value of the participant's vested account, elect to receive annual installments or a partial distribution, or roll over their balance to an Individual Retirement Account or another qualified plan.

Trustees - The Vanguard Group was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plan Document. Pursuant to a trust document executed by the trustee, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of assets available for plan benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted closing market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The approximate value of the KeySpan Common Stock Fund is the quoted market price of the Company's common stock. The KeySpan Common Stock fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. The KeySpan Preferred Stock was not publicly traded, and was recorded at par value of $100 and paid a 6% dividend semi-annually. Fair value of the common collective trust has been estimated by Vanguard based on the underlying assets of the portfolio.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Participant loans are valued at outstanding loan balances.

Administrative Expenses - Expenses for the administration of the Plan are paid for either by the Plan Sponsor or the Plan as stated in the Plan Document. KeySpan and its subsidiaries are allocated for their expenses related to administration of the Plan as well as matching contributions and discount on Company Common Stock.

Payment of Benefits - Benefits to participants are recorded when paid.

3. INVESTMENTS

The following investments represent 5% or more of the Plan's assets available as of December 31, 2004 and 2003:


                                                                                                2004                  2003
        KeySpan Stock Fund -
          *KeySpan Common Stock Fund, 2,735,067 and
            2,587,302 units, respectively**                                                 $107,460,796           $94,876,360
        Common and Collective Trust -
           Vanguard Retirement Savings Trust, 129,180,320
           and 117,802,011 shares, respectively**
                                                                                             129,180,320           117,802,011
        Mutual Funds:
           Vanguard PRIMECAP Fund, 1,543,747 and                                              96,175,465            80,773,101
            1,522,871 shares, respectively**
           Vanguard 500 Index Fund, 383,394 and                                               42,802,064            36,936,510
            359,760 shares, respectively**
           Vanguard Windsor Fund, 2,217,722 and                                               40,074,242            35,086,969
            2,157,870 shares, respectively**
           Vanguard Windsor Fund II, 1,425,877 and                                            43,817,191            34,918,418
             1,318,174 shares, respectively**
           Vanguard Explorer Fund, 404,994 shares**                                           30,200,399                     -

         * Non-participant directed
         ** Permitted party-in-interest

During 2004, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $42,202,444 as follows:

         KeySpan Common Stock                                                                                      $7,088,767
         KeySpan Preferred Stock                                                                                      102,300
         Mutual Funds                                                                                              35,011,377
                                                                                                                --------------
         Net Appreciation of Investments                                                                          $42,202,444
                                                                                                                ==============

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets as of December 31, 2004 and 2003 and the significant components of changes in assets for the year ended December 31, 2004 relating to the non participant-directed investments is as follows:

                                                                                                             2004

          KeySpan Common Stock fund - beginning of year:                                                  $94,876,360


          Changes in assets:
             Net appreciation in fair value of investment                                                   7,088,767
             Dividend income                                                                                4,648,120
             Employer contributions                                                                         3,156,835
             Participant contributions                                                                      6,143,682
             Participant loan repayments                                                                    3,909,956
             Net assets transferred in (out)                                                                (303,195)
             Benefits paid to participants                                                                (3,686,621)
             Participant loan withdrawals                                                                 (3,266,142)
             Transfers to participant-directed investments                                                (5,106,966)
                                                                                        ------------------------------

          Net change                                                                                       12,584,436
                                                                                        ------------------------------



          KeySpan Common Stock fund - end of year:                                                       $107,460,796

                                                                                        ==============================


5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated January 15, 2003, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common and collective trust managed by the asset custodian, trustee, and recordkeeper, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as exempt party-in-interest transactions. The Plan's transaction involving Company Common Stock are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

At December 31, 2004 and 2003, the Plan held 2,735,067 and 2,587,302 units, respectively, of KeySpan Common Stock, the sponsoring employer, with a cost basis of $84,947,866 and $77,542,651, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $4,648,120.

7. PLAN TERMINATION

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

8. NON EXEMPT PARTY-IN-INTEREST TRANSACTIONS

KeySpan remitted to the trustee a 2001 contribution for one employee of KeySpan Home Energy Services New England on April 8, 2005 and certain 2002 contributions for two employees of KeySpan Home Energy Services New England on June 24, 2005. These contributions totaling $319 were remitted later than required by D.O.L. Regulation 2510.3-102. The Company forwarded additional funds in the amount of $207 to compensate for participants' lost earnings, which were deposited in the employees' accounts.

9. SUBSEQUENT EVENTS

On January 20, 2005, all participant balances in Vanguard Retirement Savings Trust, with an expense ratio of 0.30%, were moved to Vanguard Retirement Savings Trust V, which offers an expense ratio of 0.25%.

Effective May 1, 2005, 11 Algonquin LNG, Inc. management employees unionized under Local 251 Teamsters. The new union members will be given a match of $0.25 of each $1.00 that they contribute to the Plan, up to a maximum of 6% of the employee's compensation.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------

                                                   (c) Description of Investment, Including
                  (b) Identity of Issue, Borrower,     Maturity Date, Rate of Interest,                                 (e) Current
(a)                   Lessor or Similar Party          Collateral, Par or Maturity Value     (d) Cost       Shares          Value

*    KeySpan Common Stock Fund                         Common Stock                        $84,947,866     2,735,067  $ 107,460,796
     American Funds Growth Fund of America             Mutual Fund                           **              264,813      7,247,940

     Vanguard Funds:
*    Vanguard Retirement Savings Trust                 Common Collective Trust               **          129,180,320    129,180,320
*    Vanguard PRIMECAP Fund                            Mutual Fund                           **            1,543,747     96,175,465
*    Vanguard 500 Index Fund                           Mutual Fund                           **              383,394     42,802,064
*    Vanguard Windsor Fund                             Mutual Fund                           **            2,217,722     40,074,242
*    Vanguard Windsor II Fund                          Mutual Fund                           **            1,425,877     43,817,191
*    Vanguard Total Bond Market Index Fund             Mutual Fund                           **            2,169,896     22,284,827
*    Vanguard LifeStrategy Moderate Growth Fund        Mutual Fund                           **            1,159,291     20,762,897
*    Vanguard Explorer Fund                            Mutual Fund                           **              404,994     30,200,399
*    Vanguard International Growth Fund                Mutual Fund                           **              540,028     10,184,922
*    Vanguard LifeStrategy Growth Fund                 Mutual Fund                           **              376,129      7,537,629
*    Vanguard LifeStrategy Conservative Growth Fund    Mutual Fund                           **              291,429      4,447,208
*    Vanguard Mid-Cap Index Fund                       Mutual Fund                           **              110,244      1,724,222
                                                                                                                          ---------
                                                                                                                        563,900,122

*    Participant loans receivable                      Participant loans (maturing 2005 to 2020 at                       27,604,842
                                                       interest rates of 5% to 11%)                                      ----------
                                                                                             **
     Total                                                                                                            $ 591,504,964
                                                                                                                      =============


*    Permitted party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

------------------------------------------------------------------------------------------------------------------------------------
KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

Form 5500, Schedule H, Part IV, Line 4j -                                                                        Plan # 090528
Schedule of Reportable Transactions                                                                              EIN # 11-3431358
Year Ended December 31, 2004

------------------------------------------------------------------------------------------------------------------------------------


Identity           Description of                                                                    Current Value of   Historical
of Party           Asset (include interest)                                            Historical         Asset on         Gain
Involved           rate and maturity in the           Purchase Price  Selling Price   Cost of Asset   Transaction Date     (Loss)
                   case of a loan)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group Vanguard Retirement Savings Trust  $35,922,615.39                                 $35,922,615.39
The Vanguard Group Vanguard Retirement Savings Trust                  $24,544,305.82  $24,544,305.82  24,544,305.82              $ -
N/A                KeySpan Common Stock                17,703,992.71                                  17,703,992.71
N/A                KeySpan Common Stock                                12,208,324.16   10,291,081.14  12,208,324.16     1,917,243.02

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

FORM 5500 SCHEDULE H, PART IV, LINE 4a -                                                                        Plan # 090528
DELINQUENT PARTICIPANT CONTRIBUTIONS                                                                            EIN # 11-3431358
YEAR ENDED DECEMBER 31, 2004
------------------------------------------------------------------------------------------------------------------------------------

Question 4a "Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".


                                     Relationship to Plan,                                                 Participant Contributions
          Identity of                      Employer,                                                    Transferred Late to the Plan
         Party Involved           or Other Party-in-Interest     Description of Transactions
                                                                                                                         $319
KeySpan Corporation             Employer/Plan Sponsor             KeySpan  remitted to the trustee
                                                                  a 2001  contribution
                                                                  for one  employee  of  KeySpan
                                                                  Home  Energy  Services  New
                                                                  England  on April 8,  2005 and certain
                                                                  2002  contributions  for two
                                                                  employees  of KeySpan  Home Energy
                                                                  Services  New England on
                                                                  June 24, 2005.  These  contributions,
                                                                  totaling  $319,  were remitted later
                                                                  than required   by  D.O.L. Regulation
                                                                  2510.3-102.  The Company forwarded
                                                                  additional funds in the amount of
                                                                  $207 to compensate for  participants'
                                                                  lost earnings,  which were deposited
                                                                  in the employees' accounts.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         KeySpan Energy 401(k) Plan for
                         Union Employees





                                   BY:     /s/ Michael J. Taunton
                                           ----------------------
                                           Michael J. Taunton
                                           Senior Vice President and Treasurer
                                           KeySpan Corporation






                                   Date:  June 29, 2005